SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayer’s ID (CNPJ/MF) No. 01.545.826/0001-07

Corporate Registry (NIRE) 35.300.147.952

Publicly-Held Company

NOTICE TO MARKET

São Paulo, SP, Brazil, May 17, 2017 – GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa” or “Company”) hereby discloses to the market the communication received on this date from its shareholders Polo Capital Gestão de Recursos Ltda., with headquarters located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ataulfo de Paiva 204, 10th floor, enrolled with CNPJ/MF under No. 05.451.668/0001-79 and Polo Capital Internacional Gestão de Recursos Ltda., with headquarters located in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida Ataulfo de Paiva 204, 11th floor, enrolled with CNPJ/MF under No. 08.990.773/0001-74 (defined jointly as “Investor”), declaring that, on May 15, 2017, the Investor holds, through the set of funds/portfolio under its management, the rights over 509,473 common shares of Gafisa, equivalent to 1.82% of Company’s total capital stock.

This new amount of shares no longer qualifies the Investor as holding a significant stake in the Company’s total capital stock, under the terms of Article 12 of CVM Instruction No. 358/02.

São Paulo, May 17, 2017.

GAFISA S.A.

Sandro Gamba

CEO, CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 17, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer